SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2012

Commission File Number: 001-34989

iSoftStone Holdings Limited

International Software Plaza

Building 9 Zhongguancun Software Park

No. 8 West Dongbeiwang Road, Haidian District

Beijing 100193, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- N/A

iSoftStone Holdings Limited

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated April 27, 2012	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iSoftStone Holdings Limited

By:	/s/ Xiaosong Zhang
Name:	Xiaosong Zhang
Title:	Chief Financial Officer

Date: April 30, 2012

Exhibit 99.1

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

iSoftStone’s Annual Report and Chairman’s Letter are Available Online

BEIJING, China, April 27, 2012 /PRNewswire-FirstCall/ – iSoftStone Holdings Limited (NYSE: ISS, “iSoftStone” or the “Company”), a leading China-based IT services provider, today announced that it has filed its annual report on Form 20-F for the year ended December 31, 2011 with the Securities and Exchange Commission. The annual report and Chairman’s letter to shareholders can be accessed on the Company’s investor relations website at http://ir.isoftstone.com under the section titled “Financial Reports—Annual Reports.”

Chairman’s Letter to Shareholders

Dear Shareholder,

The year 2011 was a major milestone for iSoftStone – it was our ten-year anniversary and first year as a public company.

Despite a challenging economic environment in 2011, we have proven to the market our ability to navigate through uncertainties and execute our strategies. We delivered four quarters of consistent performance: net revenue in 2011 was up 44%, mostly on organic growth, and net income increased to US$19.0 million in 2011 from a net loss of $3.6 million in 2010.

Top line growth was largely driven by our vertically focused and geographically balanced market strategy. As the IT services industry in China continues to mature, clients are looking for partners who understand their businesses and industry trends, and have solutions tailored to meet their individual business needs. By managing our businesses around four key verticals – Communications, Technology, Banking, Financial Services and Insurance (BFSI), and Energy, Transportations and Public (ETP) – we have been able to understand the full context of our clients’ challenges and have extensive experience in addressing them. As we continue to build in these verticals, we intend to move up the value chain, deepen our relationships with clients, and raise the barrier-to-entry against competitors.

While some developed countries have been challenged by debt crises and economic slowdowns, China maintained its growth momentum in 2011, fueled by social and economic development drivers such as urbanization and industrial transformation. This growth has continued to create more opportunities for iSoftStone. For example, net revenues from our Greater China clients increased 50% in 2011, outpacing our revenue growth from the rest of the world.

We continued to win business from our global clients. Last year, 12 more Fortune 500 companies chose iSoftStone as a partner for their IT outsourcing needs. We have also continued to increase business with existing clients, with the number of our accounts of more than $1 million in revenues growing 50% to 45 at yearend 2011 from 30 at yearend 2010.

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

The year 2011 was also a breakthrough for iSoftStone. Strategic initiatives in which we have invested, such as Smart City and eHealthcare, began to yield fruit and are developing into new growth drivers.

China’s 12th Five-year Plan puts great emphasis on improving the social well-being of its people. Municipal governments – like Foshan, Liaoyuan, Wuxi, and Zhenjiang – are investing in new IT infrastructures and applications that will help them better serve their citizens. iSoftStone is often their partner of choice because of our expertise in leading-edge technologies like the Internet of Things and Cloud Computing. We believe this trend will accelerate as China becomes increasingly urbanized and as technology infrastructures are upgraded.

Healthcare reform is a priority for both the developing and developed worlds. Breakthroughs in technologies, like Mobile Internet and Big Data, have opened new possibilities for innovative solutions. Through acquisitions and R&D, we have developed strong capabilities around eHealthcare that builds on our expertise in mobile computing and business intelligence.

Another trend we are watching closely is the emergence of the Digital Consumer generation, identified by its pervasive use of digital devices to become better informed and always connected. We are actively developing solutions that will help our clients evolve their customer and employee engagement strategies to capitalize on this new trend of consumer behavior.

These new drivers, along with good momentum in our existing business, give us a solid foundation for growth in 2012. I am mindful, however, of the challenges ahead that include the aftermath of the European sovereign debt crisis, a potential slowdown in China’s economic growth, a talent shortage, and rising cost inflation, just to name a few.

I have launched a transformation program inside the company called iSoftStone 2.0, where we regrouped our organization into three strategic business groups: Greater China, Global Business, and Technology and Communications. This was designed to increase our speed of response to market changes so we can better identify and benefit from the emerging opportunities in each market.

We will continue to drive operational efficiency and excellence by further expanding into tier two and tier three cities. This is not just a cost-saving measure, even though labor costs tend to be lower in those smaller cities. More important is the competitive advantage I see that we gain by accessing a much larger talent pool, by being nearer to our clients, and by building closer relationships with local business communities and governments, who are usually the main promoters of local industrial transformation and technology innovations.

The global economy in general and the IT industry in particular have changed significantly in the past decade. After 10 successful years, we are on the threshold of yet another breakthrough in our journey to become a world-class IT service provider. Looking ahead, I am confident that we have the right strategy, right drivers, right team, and right business model to maintain our growth momentum in 2012.

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

As we bid farewell to our milestone year of 2011, on behalf of our Board and management team, I extend my sincere thanks to you, as a shareholder, and to our clients, our partners, and the 12,510 employees in iSoftStone. I hope you will continue to support the company in the same way that you have stood by us and helped us to become a better business over the past decade. May 2012 bring even greater success!

Sincerely yours,

TW Liu

Chairman of the Board and Chief Executive Officer

Beijing

April 27, 2012

Paper copy is available if requested

iSoftStone will provide a hard copy of its audited financial statements for the year 2011, free of charge, to its shareholders and ADS holders upon request. Requests should be directed to the Company’s investor relations representatives shown below, or in writing to iSoftStone Holdings Limited, International Software Plaza, Building 9 Zhongguancun Software Park, 8 West Dongbeiwang Road, Haidian District, Beijing 100193, People’s Republic of China.

About iSoftStone Holdings Limited

iSoftStone is a leading China-based IT services provider serving both greater China and global clients. iSoftStone provides an integrated suite of IT services and solutions including consulting & solutions, IT services, and business process outsourcing services. The company focuses on industry verticals that include technology, communications, banking, financial services, insurance, energy, transportation, and public sectors. For more information, please visit www.isoftstone.com.

iSoftStone safe harbor statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include our growth and financial outlook for year 2012, our assessment of the business environment in Greater China and globally (including expectations as to economic growth, technology and infrastructure transformation, and cost inflation in China), our ability to achieve continued operational and delivery efficiencies and a diversified and balanced revenue base, our expectations regarding new strategic initiatives, growth drivers, and company transformation program, and our expectations regarding continued strong client demand and related purchasing patterns for our service offerings both with respect to existing contracts and new contracts.

iSoftStone Holdings Limited

International Software Plaza, Building 9 Zhongguancun Software Park

8 West Dongbeiwang Road, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Our forward-looking statements are not historical facts but instead represent only our belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. We may not meet our financial outlook for the year 2012, continue to realize operational and delivery efficiencies and continued strong client demand or achieve a diversified and balanced revenue base, effectively capitalize on our growth opportunities and new strategic initiatives and growth drivers, and effectively and smoothly transform our company as anticipated or otherwise grow our business in the manner planned. Our customers may vary their purchasing patterns in response to the economic environment in Greater China and globally. In addition, other risks and uncertainties that could cause our actual results to differ from what we currently anticipate include: our ability to effectively manage our rapid growth; intense competition from China-based and international IT services companies; our ability to attract and retain sufficiently trained professionals to support our operations; and our ability to anticipate and develop new services and enhance existing services to keep pace with rapid changes in technology and in our selected industries. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see “Risk Factors” that begins on page 7 of our 2011 Annual Report on Form 20-F that we filed with the U.S. Securities and Exchange Commission on April 27, 2012, which can be found on our website at www.isoftstone.com and at www.sec.gov. All projections in this release are based on limited information currently available to us, which is subject to change. Although these projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Such information speaks only as of the date of this release.

iSoftStone Holdings Limited

Mr. Jonathan Zhang Chief Financial Officer ir@isoftstone.com

Christensen

Mr. Tom Myers, +86 139 1141 3520 tmyers@christensenir.com

Ms. Teal Willingham +86 10 5826 4988 twillingham@christensenir.com

Source: iSoftStone Holdings Limited
www.isoftstone.com